Exhibit 99.1

HUTCHMED announces retirement of CEO

and appointment of new CEO

Hong Kong, Shanghai & Florham Park, NJ – Thursday, March 3, 2022: (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM; HKEX:13) today announces:

(a)	the retirement of Mr. Christian Hogg after almost 22 years with the Company, including 15 years as Executive Director and Chief Executive Officer (“CEO”); and

(b)	the appointment of Dr. Weiguo Su, who has been with the Company for about 17 years, including about 10 years as Chief Scientific Officer (“CSO”) and almost five years as Executive Director, as the new CEO.

Dr. Su has been selected and appointed to his additional role as the CEO, as part of the Company’s ongoing succession planning. Since joining the Company in 2005, Dr. Su has been responsible for the establishment of all aspects of the oncology/immunology innovation platform which led to the in-house discovery of 12 novel oncology drug candidates of the Company, the first three of which have achieved approval and successful commercial launch. When assuming the new position, Dr. Su will combine the crucial research and development function of the Company for which he has been responsible, with the lead executive role as the CEO.

Prior to HUTCHMED, Dr. Su, aged 64, spent fifteen years in the U.S. Research and Development organization of Pfizer, Inc. and before that, seven years completing his PhD and Post-Doctoral Fellowship in Chemistry at Harvard University under the guidance of Nobel Laureate, Professor E. J. Corey.  Dr. Su received a Bachelor of Science degree in Chemistry from Fudan University in Shanghai.

In March 2017, Dr. Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China.

While Dr. Su will remain as the CSO for the time being, as part of the ongoing succession planning of the Company, Dr Su, the Nomination Committee and the Board will identify appropriate candidates to take up the leadership of its research and development function.

Mr. Christian Hogg, retiring CEO of HUTCHMED, said “After over 34 years away, and 27 years in China, I have taken the decision to return home to Europe to focus on, and be close to, my important family responsibilities.  I am glad to see the Board’s new appointment of Dr. Weiguo Su, one of the industry’s most respected leaders, and a person who I believe, with the support of our board and deeply experienced senior management team, will take HUTCHMED to greater heights.  I would like to thank all HUTCHMED colleagues and stakeholders for the support they have given me and I look forward to their continued success.”

Mr. Simon To, Chairman of HUTCHMED said, “Christian was the first employee of HUTCHMED twenty-two years ago and he has worked tirelessly to build the Company from its very beginning into the truly globally facing biopharmaceutical company it is today.  Christian will remain as a strategic advisor to the Company, with an emphasis on organizational development, relations with our partners, global commercialization strategy and investor relations matters.”

Mr. To continued, “On behalf of the Board, I would like to congratulate Dr. Su on his appointment to CEO of HUTCHMED, and wish him great success in this well-deserved appointment. I would also like to extend our deepest appreciation to Christian for his contributions and wish him the best in his retirement.”

The change to the position of CEO will take effect on March 4, 2022.  Also effective from the same date, Mr. Hogg will cease to be a member of the Sustainability Committee and the Technical Committee of the Company.

Mr. Hogg has confirmed that he has no disagreement with the Board, and that there are no other matters that need to be brought to the attention of the shareholders of the Company in connection with his retirement.

Further information about Dr. Su and his appointment

Dr. Su does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the date of this announcement, Dr. Su had a personal interest in 6,833,580 ordinary shares in the Company (“Shares”), representing approximately 0.79% of the number of Shares in issue, within the meaning of Part XV of the Securities and Futures Ordinance. The term of Dr. Su’s service as an Executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company. The director’s fees of Dr. Su as an Executive Director and a member of the Technical Committee of the Company under his appointment letter are US$70,000 and US$5,000 per annum respectively. The emoluments specified in the service agreement appointing Dr. Su as CEO and CSO of the Company are US$1,959,300 per annum in salary and cash bonus. There will also be equity compensation of up to US$4,440,700 per annum, including performance based and non-performance based portions. Such emoluments are determined by reference to the performance and profitability of the Company as well as his personal performance, remuneration benchmark in the industry and the prevailing market conditions. Such amounts are subject to review from time to time and proration for an incomplete year of service.

There are no other matters concerning Dr. Su that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and Rule 17 of the AIM Rules for Companies.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,600 personnel across all its companies, at the center of which is a team of over 1,500 in oncology/immunology. Since inception it has advanced 12 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not effective in their respective positions, the difficulty in locating and recruiting suitable candidates for its board of directors and the management difficulties which may arise from changes in HUTCHMED’s board of directors.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and with The Stock Exchange of Hong Kong Limited.  HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500